[CAE Logo]	Press Release

Montreal, April 5, 2004 (NYSE: CGT; TSX: CAE) - CAE announced today layoffs of 300 employees, 250 of whom are based in Montreal.  The Montreal staff reductions are attributable in large part to the decision by the Canadian government on the CF-18 simulation equipment contract.  CAE anticipates a restructuring charge of approximately C$8 million to be taken in the fourth quarter of fiscal year 2004 to cover severance and other costs related to these layoffs.

CAE's President and CEO Derek H. Burney, said: "Our bid was deemed fully compliant with all the stated requirements.  It was significantly lower in cost to Canadian taxpayers and substantially higher in Canadian content.  It is therefore regrettable when a decision by our own government has the perverse effect of reducing Canadian jobs and potential Canadian exports in one of the very few high tech sectors in which a Canadian company is a recognized global leader."

On the web: www.cae.com

Media contact:	Investor relations:

Arthur C. Perron, Vice-President Government and Media Relations (514) 340-5370 arthur.perron@cae.com	Andrew Arnovitz, Director Corporate Communications & Investor Relations (514) 734-5760 andrew.arnovitz@cae.com